              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-10-1
                                 (CUSIP Number)

                            Robert J. Weinstein, M.D.
                        c/o Photogen Technologies, Inc.,
       7327 OAK RIDGE HIGHWAY, SUITE B, KNOXVILLE, TN 37931 (865/769-4012)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 18, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification        Robert J. Weinstein, M.D. and Lois
         Nos. of Above Persons                Weinstein (joint tenants)
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a       (a)              X
                                                  ------------------------------
         Member of a Group (See Instructions) (b)
                                                  ------------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                   PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------

Number of Shares Beneficially    (7)  Sole Voting Power               450,000(A)
Owned by Each Reporting Person   -----------------------------------------------
With                             (8)  Shared Voting Power             0(A)
                                 -----------------------------------------------
                                 (9)  Sole Dispositive Power          450,000
                                 -----------------------------------------------
                                 (10)  Shared Dispositive Power       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             450,000(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                                   1.2%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   IN
--------------------------------------------------------------------------------

     (A) Reporting Persons disclaim beneficial ownership of shares owned by persons other than themselves who are parties to an Amended and Restated Voting. See description of Amended and Restated Voting Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification            Robert & Lois Weinstein Family
         Nos. of Above Persons                    Foundation, Inc.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a           (a)            X
                                                     ---------------------------
         Member of a Group (See Instructions)     (b)
                                                     ---------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                   PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                 Illinois
--------------------------------------------------------------------------------

Number of Shares Beneficially      (7)  Sole Voting Power             100,000(A)
Owned by Each Reporting            ---------------------------------------------
Person With                        (8)  Shared Voting Power           0(A)
                                   ---------------------------------------------
                                   (9)  Sole Dispositive Power        100,000
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power     0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             100,000(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          .027%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   CO
--------------------------------------------------------------------------------

     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement. See description of Amended and Restated Voting Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification     W.F. Investments Enterprises, Limited
         Nos. of Above Persons             Partnership
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a           (a)           X
                                                      --------------------------
         Member of a Group (See Instructions)     (b)
                                                      --------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                   00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                 Georgia
--------------------------------------------------------------------------------

Number of Shares Beneficially      (7)  Sole Voting Power           1,400,170(A)
Owned by Each Reporting            ---------------------------------------------
Person With                        (8)  Shared Voting Power         0(A)
                                   ---------------------------------------------
                                   (9)  Sole Dispositive Power      1,400,170
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power   0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             1,400,170(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                          3.7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   PN
--------------------------------------------------------------------------------

     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement. See description of Amended and Restated Voting Agreement in Item 4, below.

                              CUSIP No. 71932A-10-1
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                 Robert and Lois Weinstein
         Nos. of Above Persons                         Joint Revocable Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a           (a)          X
                                                      --------------------------
         Member of a Group (See Instructions)     (b)
                                                      --------------------------
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                   00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
--------------------------------------------------------------------------------

Number of Shares Beneficially      (7)  Sole Voting Power           1,499,521(A)
Owned by Each Reporting            ---------------------------------------------
Person With                        (8)  Shared Voting Power         0(A)
                                   ---------------------------------------------
                                   (9)  Sole Dispositive Power      1,499,521
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power   0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                             1,499,521(A)
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)                    [X](A)
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                                   4.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

     (A) Reporting person disclaims beneficial ownership of shares owned by persons other than it who are parties to an Amended and Restated Voting Agreement. See description of Amended and Restated Voting Agreement in Item 4, below.

Item 1.          SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.          IDENTITY AND BACKGROUND.

            Set forth below is the following information with respect to the person filing this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship.

I.
     a)  Robert J. Weinstein and Lois Weinstein (joint tenants)
     b)  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     c)  Director, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     d)  No criminal convictions (1)
     e)  No adverse civil judgments for violations of securities laws
     f)  United States

II.
     a) Robert and Lois Weinstein Family Foundation, Inc. (Robert Weinstein, President)
     b) c/o Robert J. Weinstein, M.D., 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     c)  Not-for-profit corporation formed for investment purposes
     d)  No criminal convictions (1)
     e)  No adverse civil judgments for violations of securities laws (1)
     f)  Illinois

III.
     a) W.F. Investments Enterprises, Limited Partnership (Robert J. Weinstein, General Partner)
     b) c/o Robert J. Weinstein, M.D., 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     c)  Investment partnership
     d)  No criminal convictions (1)
     e)  No adverse civil judgments for violations of securities laws (1)
     f)  Illinois

IV.
     g) Robert and Lois Weinstein Joint Revocable Trust (Robert and Lois Weinstein, Trustees)
     h) c/o Dr. Robert Weinstein, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     c) Revocable Trust, c/o Dr. Robert Weinstein, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
     d)  No criminal convictions (1)
     e)  No adverse civil judgments for violations of securities laws
     f)  United States

     (1) During the last five years, neither the filing person nor any person described in General Instruction C to Schedule 13D with respect to a filing person that is an entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Dr. Weinstein and his wife acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Dr. Weinstein and his wife paid with their personal funds.

         On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Dr. and Mrs. Weinstein in a private transaction. The purchase price was $.28568 per share, which Dr. Weinstein and his wife paid with their personal funds. (These purchases were part of a stockholder restructuring in which Dr. Weinstein and his wife transferred 2,714,288 shares to the Issuer's treasury for cancellation.) Subsequently, Dr. Weinstein and his wife conveyed 1,400,170 shares of Common Stock of the Issuer to the W.F. Investments Enterprises Limited Partnership, a family partnership and 100,000 shares of Common Stock of the Issuer to the Robert and Lois Weinstein Family Foundation, Inc., a not-for-profit corporation, both of which are jointly controlled by Dr. and Mrs. Weinstein. Dr. and Mrs. Weinstein retain beneficial of all the shares held by the family foundation and the limited partnership. In June 1997, the reporting persons gifted a total of 45,000 shares of Issuer's Common Stock to various third parties.

         Since May of 1997, none of the reporting persons have acquired any additional shares from the issuer. The reporting persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift or sale. In August 1999, Dr. and Mrs. Weinstein conveyed 1,505,251 shares of Issuer's Common Stock to the Robert and Lois Weinstein Joint Revocable Trust, a revocable trust, which is jointly controlled by Dr. and Mrs. Weinstein. In August 2000, the reporting persons gifted 6,000 shares of Issuer's Common Stock to various third parties.

Item 4.        PURPOSE OF TRANSACTION.

         The reporting persons previously filed Schedule 13Ds on February 25, 1998, May 12, 1998, July 27, 1998 and December 30, 1998 as members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-3. The members of the group are now filing individually pursuant to Rule 13(d)-1(k)(1)(i).

         The shares of Common Stock beneficially owned by the reporting persons are subject to an Amended and Restated Voting Agreement (which was attached as an Exhibit to Amendment No. 2 to Schedule 13D dated July 27, 1998) and further amended by Amendment No. 1 to Amended and Restated Voting Agreement on September 30, 1999 which is attached hereto as Exhibit No. 2 (the "Amended Agreement"). The Amended Agreement was entered into among Eric Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., and John Smolik (the "Tennessee Stockholders") and Robert Weinstein, M.D. (the "Chicago Stockholder"). The Amended Agreement generally provides that the Tennessee Stockholders and Chicago Stockholder will vote shares of Common Stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors and with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at seven, (iii) to elect to the Board of Directors five persons nominated by holders of 80% of the shares of the Tennessee Stockholders and two persons nominated by holders of 80% of the shares of the Chicago Stockholder (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholder. Accordingly, the parties to the Amended and Restated Voting Agreement may be deemed to share voting power with respect to their shares. The reporting persons disclaims beneficial ownership of all shares owned by Mr. Smolik, Drs. Dees, Fisher, Scott and Wachter.

         Dr. Weinstein is a director of the Issuer and, in that capacity, may be called upon to consider, evaluate or propose a variety of possible transactions involving the Issuer which could include without limitation the following:

         a. The acquisition or disposition of additional securities of the Issuer, by himself or an entity which he controls, or by another affiliated entity

         b. Extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving the Issuer or any of its subsidiaries or affiliates; or

         c. The acquisition by Issuer or its subsidiaries of assets of or an interest in one or more companies, or the possible sale of assets by the Issuer or its subsidiaries.

         Except as discussed herein or as previously disclosed in this
Schedule 13D, none of the Reporting Persons has any current plans or proposals that relate to or would result in:

         a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         j.       Any action similar to any of those enumerated above.


Item 5.          INTEREST IN SECURITIES OF THE ISSUER.


-----------------------------------------------------------------------------------------------------------
NAME OF ITEM OR PERSON                 COMMON STOCK                       % OF CLASS (1)       VOTING POWER
                                       BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------
Robert J. Weinstein, M.D. and                            450,000 (2)           1.2%            Sole (3)
Lois Weinstein (Joint Tenants)
-----------------------------------------------------------------------------------------------------------
Robert and Lois Weinstein                                100,000 (2)          .027%            Sole (3)
Family Foundation, Inc.
-----------------------------------------------------------------------------------------------------------
W.F. Investments Enterprises,                          1,400,170 (2)           3.7%            Sole (3)
Limited Partnership
-----------------------------------------------------------------------------------------------------------
Robert and Lois Weinstein Joint                        1,499,251 (2)           4.0%            Sole (3)
Revocable Trust
-----------------------------------------------------------------------------------------------------------

         (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 37,383,386 shares of Common Stock of the Issuer outstanding as of September 1, 2000.

         (2) Excludes shares of Common Stock owned by other persons that are subject to the Amended and Restated Voting Agreement described in Item 4, above.

         (3) Common Stock owned by the reporting person is subject to the Amended and Restated Voting Agreement described in Item 4, above which requires such person to vote such shares as specified therein.

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Amended and Restated Voting Agreement with the reporting person are described in item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 person made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.


Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this schedule 13D

1. Original Amended and Restated Voting Agreement entered into as of June 17, 1998 by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein, M.D. (incorporated by reference to Exhibit 2 of Amendment No. 2 to the
         Schedule 13D filing dated July 27, 1998).

2. Amendment No. 1 to Amended and Restated Voting Agreement entered into as of September 30, 1999 by and among Eric A. Wachter, Ph.D., Craig Dees, Ph.D. Walter G. Fisher, Ph.D., Tim Scott, Ph.D., John Smolik and Robert J. Weinstein and joined into by Photogen Technologies, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000


                                /s/ Robert J. Weinstein
                             --------------------------------------------------
                             ROBERT J. WEINSTEIN, M.D., on his own behalf, as General Partner of the W.F. Investment Enterprises Limited Partnership, as Director of the Robert and Lois Weinstein Family Foundation, Inc., and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust


                                /s/ Lois Weinstein
                             --------------------------------------------------
                             LOIS WEINSTEIN on her own behalf and as Trustee of the Robert and Lois Weinstein Joint Revocable Trust